July 31, 2006

Mail Stop 4561

Peter C. Minshall
Chief Executive Officer
Asset Capital Corporation, Inc.
7315 Wisconsin Avenue, Suite 205 East
Bethesda, MD 20814

> **Re:** **Asset Capital Corporation, Inc.**
> **Registration Statement on Form S-11**
> **Amendment No. 5 filed July 26, 2006**
> **Registration No. 333-129087**

Dear Mr. Minshall:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Business and Properties

Overview, page 75

1.   We note your disclosure of return on equity for your core-plus properties, value added properties and structured real estate investment for the quarter ended March 31, 2006. Please advise us how you considered the guidance in Item 10(e) of Regulation S-K in evaluating whether this represents a non-GAAP financial measure subject to the applicable disclosure requirements of that item. In addition, please revise to specifically explain how this measure is computed and disclose which properties are included in the computation of each measure. For instance, we understand from our conference call on July 28, 2006 that only certain properties were included in the computation of return on equity for your core-plus properties.

2.   If, in response to our comment above, you consider the financial measure return on equity to be a non-GAAP financial measure, please revise to include all of the disclosures required by Item 10(e) including, but not limited to, a reconciliation to the most directly comparable financial measure(s) calculated and presented in accordance with GAAP and how management uses this measure to evaluate its performance and why such a measure is useful to investors. If the measures used to compute this non-GAAP financial measure are not calculated and presented in accordance with GAAP, as we understand is the case, please also reconcile these amounts to the most comparable GAAP measure.

3.   Notwithstanding our comments above, please further explain how you manage your business and whether you manage your business on the basis of your core-plus properties, value added properties and structured real estate investment. If so, please explain how you evaluated the criteria in paragraphs 10 – 24 of SFAS 131 in identifying your operating and reportable segments.

*   *   *

        As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Josh Forgione at 202-551-3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3404 or me at 202-551-3694 with any other questions.

                                        Sincerely,

                                        Owen Pinkerton
                                        Senior Counsel

cc: Greg Cope, Esq.